EXHIBIT 4


CITIGATE SARD VERBINNEN                                                 NEWS


                                 Contact: Paul Caminiti/Stephanie Pillersdorf/
                                          Dan Gagnier
                                          Citigate Sard Verbinnen
                                          212/687-8080


FOR IMMEDIATE RELEASE

            INPRISE/BORLAND AND COREL TERMINATE PROPOSED MERGER

             INPRISE/BORLAND TO CONTINUE TO PURSUE INCREASINGLY
                        SUCCESSFUL INTERNET STRATEGY
          -----------------------------------------------------

SCOTTS VALLEY, CA, May 16, 2000--Inprise/Borland Corporation (Nasdaq: INPR) today announced that its merger agreement with Corel Corporation (Nasdaq:
CORL; TSE: COR) has been terminated by mutual agreement of the two companies without payment of any termination fees. The reciprocal stock option agreements have also been terminated.

Dale Fuller, Inprise/Borland interim president and CEO said, "Much has changed since the merger was agreed to more than three months ago, and our board concluded that it would be best to cancel the merger on an amicable basis."

Commenting on Inprise/Borland's future, Fuller said, "Inprise/Borland is well positioned today with improving operating results and substantial liquid assets. Future operations will continue to follow our increasingly successful strategy of creating solutions that enable companies to move their businesses to the Internet. We will create the tools necessary to leverage new platforms for Linux, Solaris, and Windows 2000, and provide superior services to Application Service Providers. In addition, Inprise/Borland will continue to invest in companies and technologies that complement this strategy."

In January of 2000, Inprise/Borland and Corel entered into a confidentiality agreement that included a standard three-year standstill covenant. That agreement remains in effect.


About Inprise/Borland Corporation
Inprise/Borland is a leading provider of Internet access infrastructure and application development tool and services for all major platforms, including Linux, Solaris and Windows. Founded in 1983, Inprise/Borland is headquartered in the Silicon Valley, California, with operations worldwide. To learn more, visit Inprise/Borland at http://www.borland.com/, the community site at http://community.borland.com/or call the company at (800) 632-2864.